                                                       Exhibit 12

                        AMERICAN AIRLINES, INC.
           Computation of Ratio of Earnings to Fixed Charges
                             (in millions)

                                         Three Months Ended     Six Months Ended
                                               June 30,            June 30,
                                            2003     2002        2003       2002
 Earnings:
  Loss before income taxes and
   cumulative effect of accounting         $(133)     $ (706)   $(1,165)   $(1,520)
   change

  Add:  Total fixed charges (per below)      378         382        761        770


  Less:  Interest capitalized                 17          21         35         41
   Total loss before income taxes and
    cumulative effect of accounting change  $228       $(345)     $(439)     $(791)

 Fixed charges:
   Interest, including interest
    capitalized                             $147       $ 123      $ 296      $ 250

   Portion of rental expense
    representative of the interest factor    229         258        462        518


   Amortization of debt expense                2           1          3          2
      Total fixed charges                   $378       $ 382       $761       $770


 Coverage deficiency                        $150       $ 727     $1,200     $1,561

Note: In  April  2001, the Board of Directors of American  approved the guarantee by American of AMR's existing debt obligations. As of June 30, 2003, this guarantee covered approximately $636 million of unsecured debt and approximately $521 million of secured debt. The impact of these unconditional guarantees is not included in the above computation.